             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G


   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
        UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                     (Amendment No. 15)


                Chris-Craft Industries, Inc.
                      (Name of Issuer)


   $1.40 Cumulative Convertible Preferred Stock, par value
      $1.00 per share; Class B Common Stock, par value
 $.50 per share; and Common Stock, par value $.50 per share
               (Title of Class of Securities)


          170520-30-8; 170520-50-6;  and  170520-10-0
                       (CUSIP Number)










Check the following box if a fee is being paid with this
statement [   ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


               (Continued on following pages)

CUSIP No. 170520-30-8,             13G       Page 2 of 6
Pages
          170520-50-6, and
          170520-10-0,

1)  Name of Reporting Person:  Herbert J. Siegel
    SS or IRS Identification No. of Above Person:

          S.S. No. ###-##-####

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)  /    /

(b)  /    /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

               5)   Sole Voting Power:  167,811 shares of
                    $1.40 Convertible Preferred Stock,
                    4,027,004 shares of Class B Common
                    Stock, and 6,024,572 shares
Number of           of Common Stock
Shares Bene-   6)   Shared Voting Power:  246 shares of
ficially            $1.40 Convertible Preferred Stock,
Owned by            519,114 shares of Class B Common Stock,
Each Reporting      and 986,364 shares of Common Stock
Person with    7)   Sole Dispositive Power:  167,811 shares
                    of $1.40 Convertible Preferred Stock,
                    4,027,004 shares of Class B Common
                    Stock, and 6,027,357 shares of Common
                    Stock
               8)   Shared Dispositive Power:  150,000
                    shares of Class B Common Stock
                    and 150,000 shares of Common Stock

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 168,057 shares of $1.40 Convertible Preferred Stock, 4,546,118 shares of Class B Common Stock, and 7,010,936 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          56.4% of $1.40 Convertible Preferred Stock, 42.7% of Class B Common Stock, and 26.5% of Common Stock

12)  Type of Reporting Person (See Instructions):
          IN

Item 1(a).     Name of Issuer:
                 Chris-Craft Industries, Inc. ("Chris-
               Craft")

Item 1(b).     Address of Issuer's Principal Executive
Offices:
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(a).     Name of Person Filing:
                 Herbert J. Siegel

Item 2(b). Address of Principal Business Office or, if none, Residence:
                 Chris-Craft Industries, Inc.
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(c).     Citizenship:
                 United States of America

Item 2(d).     Title of Class of Securities:

                              I

               Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted Transferee" currently convertible into
               19.47587 shares of Class B Common Stock and
               9.73794 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 29.21381 shares of Common Stock ("$1.40 Convertible Preferred Stock")

                             II

               Class B Common Stock, $.50 par value, each share convertible into one share of Common
               Stock ("Class B Common Stock")

                             III

               Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

                    I ($1.40 Convertible Preferred Stock) --
                      170520-30-8

                    II (Class B Common Stock) -- 170520-50-6

                    III (Common Stock) -- 170520-10-0

Item 3.   If this statement is filed pursuant to Rules 13d-
          1(b), or 13d-2(b), check whether the person is a:
          Inapplicable.

Item 4.   Ownership.

                         I              II              III

                         $1.40
                         Convert-
                         ible           Class B
                         Preferred      Common    Common
                         Stock          Stock     Stock
(a)  Amount Beneficially
     Owned (1):           168,057  4,546,118(2)   7,010,936(3)

(b)  Percent of Class
     (outstanding at
     December 31, 1993)(4): 56.4%        42.7%          26.5%

(c)  Number of shares as
     to which such person
     has:

    (i)  sole power to
    vote or to direct
    the vote              167,811    4,027,004       6,024,572

    (ii)  shared power to
    vote or to direct
    the vote                  246      519,114         986,364


   (iii)  sole power to dis-
    pose or to direct
    the disposition of    167,811    4,027,004       6,027,357

    (iv)  shared power to
    dispose or to di-
    rect the disposi-
    tion of                  --        150,000         150,000


(1) The figures exclude 13,000 shares of $1.40 Convertible Preferred Stock, 60,711 shares of Class B Common Stock, and 11,330 shares of Common Stock owned by Mr. Siegel's wife. At December 31, 1993 (a) the Trustee of the

     Chris-Craft Employees' Stock Purchase Plan held 464,855 shares of Common Stock, 364,323 shares of Class B Common Stock and 246 shares of $1.40 Convertible Preferred Stock, and (b) the Trustees under the Chris-Craft Profit Sharing Plan held 150,000 shares of Class B Common Stock. A committee appointed by the Board of Directors of Chris-Craft to administer the Stock Purchase Plan is empowered to direct voting of the shares held by the Trustee under that plan, and the Trustees under the Profit Sharing Plan are empowered to vote and dispose of the shares held by that plan. Mr. Siegel is a member of the Committee under the Stock Purchase Plan and is a Trustee of the Profit Sharing Plan. Therefore, the total numbers of shares held at December 31, 1993 by the Stock Purchase Plan and the Profit Sharing Plan are included in the figures.

(2) Includes 3,273,056 shares issuable upon conversion of $1.40 Convertible Preferred Stock.

(3) Includes 354,435 shares issuable upon exercise of an option exercisable within 60 days after December 31, 1993 and 6,182,646 shares issuable upon conversion of
     (i) $1.40 Convertible Preferred Stock and (ii) Class B
     Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.

(4) Class B Common Stock percentage computed on basis of number of shares of Class B Common Stock outstanding at December 31, 1993 plus those issuable upon conversion of $1.40 Convertible Preferred Stock shown in Column I. Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1993 plus those issuable upon (i) conversion of $1.40 Convertible Preferred Stock shown in Column I,
     (ii) conversion of Class B Common Stock shown in Column II, and (iii) exercise of the stock option referred to in Note (3).

Item 5.   Ownership of Five Percent or Less of a Class.
          Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          See Note (1) to Item 4.

Item 7. Identification and Classification of the Subsid-iary Which Acquired the Security Being Reported on
          By the Parent Holding Company.
          Inapplicable.

Item 8. Identification and Classification of Members of the Group.
          Inapplicable.

Item 9.   Notice of Dissolution of Group.
          Inapplicable.

Item 10.  Certification.
          Inapplicable.

Signature

     After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 9, 1994



/s/ Herbert J. Siegel
     Signature



Herbert J. Siegel
     Name/Title